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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-29634

Fundtech Ltd.
(Exact name of registrant as specified in its charter)

10 Hamada Street, 5th Floor Herzliya, Israel, 46140 (201) 215-6560
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices):

Ordinary Shares, NIS $0.01 Par Value
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains):

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Fundtech Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

		By:	/s/ Yoram Bibring
		Name:	Yoram Bibring
Date:	December 12, 2011	Title:	Chief Financial Officer

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EC 2069 (02-08)	in this form are not required to respond unless the form displays a currently valid OMB control number.	American LegalNet, Inc. www.FormsWorkflow.com